SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 11)1

WILHELMINA INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of class of securities)

968235200

(CUSIP number)

Mark E. Schwarz

NCM Services, Inc.

5420 Lyndon B Johnson Freeway, Suite 1100

Dallas, Texas 75240-2345

(214) 661-7474

(Name, address and telephone number of person

authorized to receive notices and communications)

April 1, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

________________________________

1              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 968235200	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,430,725
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,430,725
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,430,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 968235200	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,430,725
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,430,725
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,430,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 968235200	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,430,725
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,430,725
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,430,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 968235200	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NCM SERICES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,430,725
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,430,725
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,430,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 968235200	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCHWARZ 2012 FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,430,725
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,430,725
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,430,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 968235200	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2€ [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,430,725
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,430,725
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,430,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 968235200	13D	Page 8 of 12 Pages

The following Amendment No. 11 to the Schedule 13D filed by the undersigned (the “Statement”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Wilhelmina International, Inc., a Delaware corporation (the “Company”). Except as specifically amended by this Amendment No. 11, the Statement remains in full force and effect.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

Items 2(a), 2(b), 2(c) and 2(f). This Statement is filed by Newcastle Partners, L.P., a Texas limited partnership (“NP”), Newcastle Capital Management, L.P., a Texas limited partnership (“NCM”), Newcastle Capital Group, L.L.C., a Texas limited liability company (“NCG”), NCM Services Inc., a Delaware corporation (“NCMS”), the Schwarz 2012 Family Trust, a trust organized under the laws of the State of Texas (the “Schwarz Trust”), and Mark E. Schwarz, a citizen of the United States of America. NP, NCM, NCG, NCMS, the Schwarz Trust and Schwarz are collectively referred to herein as the “Reporting Persons.” Each of NCM, as the general partner of NP, NCG, as the general partner of NCM, NCMS, as the sole member of NCG, the Schwarz Trust, as the sole stockholder of NCMS, and Mark E. Schwarz, as the sole trustee of the Schwarz Trust, may be deemed, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by NP.

Mark E. Schwarz is the Chief Executive Officer of NCMS and the sole trustee of the Schwarz Trust. The principal business of NP is investing in securities. The principal business of NCM is investment management. The principal business of NCG is acting as general partner of NCM.  The principal business of NCMS is providing management and advisory services and investing in securities. The principal business address for each of Schwarz, the Schwarz Trust, NCMS, NCG, NCM and NP is 5420 Lyndon B Johnson Freeway, Suite 1100, Dallas, Texas 75240-2345.

Item 2(d). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

CUSIP No. 968235200	13D	Page 9 of 12 Pages

As of the date of this Statement, NP had invested $9,425,519 (inclusive of brokerage commissions) in shares of the Common Stock. The source of these funds was the working capital of NP.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraphs:

Effective April 1, 2021, the Mutual Support Agreement dated August 25, 2008 among NP, Dieter Esch, Lorex Investments Ag (“Lorex”), Brad Krassner and the Krassner Family Investments, L.P. (as amended, the “Lorex MSA”) was mutually terminated by the remaining parties thereto. The termination of the Lorex MSA became effective upon the sale of 237,500 shares of Common Stock from Lorex to REV Alpha Holdings, LLC, a Delaware limited liability company (“REVAH”), at a price of $10.00 per share. Pursuant to a purchase agreement between Lorex and REVAH, REVAH has the right to acquire within 60 days at $10.00 per share, and voting rights with respect to, another 712,500 shares of Common Stock presently owned by Lorex.

On March 31, 2021, NP executed a Mutual Support Agreement (the “REV MSA”) with REVAH with respect to the election of directors to the board of directors of the Company. The REV MSA became effective simultaneous with the effectiveness of the termination of the Lorex MSA on April 1, 2021. Pursuant to the REV MSA, NP and REVAH have agreed to use their commercially reasonable efforts (including the voting of all of their shares) to cause the board of directors of the Company to at all times be comprised of seven directors which include (a) three persons designated by NP, and (b) two persons designated by REVAH (subject to reduction to one person if REVAH owns less than 15% of the outstanding shares of the Common Stock at any time on or after March 31, 2022). The REV MSA will terminate upon the earlier of (i) the written agreement of the parties, or (ii) either NP or REVAH becoming the beneficial owner of less than 5% of the outstanding shares of the Common Stock. The foregoing description of the REV MSA is qualified in its entirety by reference to Exhibit 99.3 attached hereto and incorporated herein by this reference.

REVAH is wholly owned by Modell’s Sporting Goods Online, Inc., a Delaware corporation (“Modell’s”), which is majority owned by Retail Ecommerce Ventures, LLC, a Delaware limited liability company (“REV”), which is controlled by Tai Lopex and Alexander F. Mehr (all of whom are collectively referred to herein as the “REV Parties”). Each of the REV Parties beneficially owns 950,000 shares of Common Stock, or 18.4% of the total outstanding Common Stock, by virtue of REVAH’s record ownership of 237,500 shares of Common Stock and REVAH’s right to vote and acquire with 60 days another 712,500 shares of Common Stock. The address of the principal business office of each of the REV Parties is 1680 Michigan Avenue, Suite 700, Miami Beach, Florida 33139.

As a result of the REV MSA, the Reporting Persons and the REV Parties may be deemed a “group” within the meaning of section 13(d)(3) of the Act. However, neither the fact of the filing of this Statement nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists, and the Reporting Persons disclaim beneficial ownership of all shares of Common Stock beneficially owned by the REV Parties. The Reporting Persons and the REV Parties are separately satisfying their filing obligations as permitted by Rule 13d-1(k)(2) promulgated under the Act.

CUSIP No. 968235200	13D	Page 10 of 12 Pages

Item 5. Interest in Securities of the Company.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a)       The percentage of shares of the Common Stock reported to be owned by the Reporting Persons is based upon 5,157,344 shares outstanding, which is the total number of outstanding shares of Common Stock reported in the Company’s Form 10-K for the year ended December 31, 2021 as filed with the Securities and Exchange Commission on March 16, 2021.

As of the date of this Amendment No. 11, NP is the record owner of 2,430,725 shares of the Common Stock representing approximately 47.1% of the issued and outstanding Common Stock. NCM, NCG, NCMS, the Schwarz Trust and Mr. Schwarz may also be deemed to beneficially own the shares of Common Stock directly owned by NP. However, each of NCM, NCG, NCMS, the Schwarz Trust and Mr. Schwarz disclaims beneficial ownership of the shares held by NP except to the extent of their respective pecuniary interest therein.

As of the date of this Amendment No. 11, REVAH directly beneficially owns 950,000 shares of Common Stock, or representing approximately 18.4% of the total outstanding Common Stock, by virtue of REVAH’s record ownership of 237,500 shares of Common Stock and REVAH’s right to vote and acquire with 60 days another 712,500 shares of Common Stock. REV, Modell’s, Tai Lopez and Alexander F. Mehr may also be deemed to beneficially own the shares of Common Stock directly owned by REVAH.

(b)       By virtue of his positions with NP, NCM, NCG, NCMS and the Schwarz Trust, Mark E. Schwarz has the sole power to vote and dispose of all shares of Common Stock directly owned by NP. By virtue of their positions with REV, Modell’s and REVAH, Tai Lopez and Alexander F. Mehr are believed to share the power to vote and dispose of all shares of Common Stock beneficially owned by REVAH.

(c)       The Reporting Persons have not effected any transactions in shares of Common Stock during the past 60 days. Except as disclosed in Item 4, the Reporting Persons are not aware of any transactions in shares of Common Stock effected by the REV Parties during the past 60 days.

CUSIP No. 968235200	13D	Page 11 of 12 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following paragraph:

Effective April 1, 2021, NP entered into the REV MSA described in Item 4.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibit:

99.3	Mutual Support Agreement dated March 31, 2021 by and between Newcastle Partners, L.P. and REV Alpha Holdings LLC.

[Signature Page Follows]

CUSIP No. 968235200	13D	Page 12 of 12 Pages

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2021	NEWCASTLE PARTNERS, L.P.
	By:	Newcastle Capital Management, L.P., Its general partner
	By:	Newcastle Capital Group, L.L.C., Its general partner
	By:	NCM Services, Inc. Its sole member

	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz, Chief Executive Officer

Dated: April 9, 2021	NEWCASTLE CAPITAL MANAGEMENT, L.P.
	By:	Newcastle Capital Group, L.L.C., Its general partner
	By:	NCM Services, Inc. Its sole member

	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz, Chief Executive Officer

Dated: April 9, 2021	NEWCASTLE CAPITAL GROUP, L.L.C.
	By:	NCM Services, Inc. Its sole member

	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz, Chief Executive Officer

Dated: April 9, 2021	NCM SERVICES, INC.
	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz, Chief Executive Officer

Dated: April 9, 2021	SCHWARZ 2012 FAMILY TRUST

	By:	/s/ MARK E. SCHWARZ
Mark E. Schwarz, Trustee